# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LOBO TECHNOLOGIES LTD., CIK 0001932072
CUSIP: G00350119
Title of class of securities: Class A Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: Gemini Mansion B 901, i Park, No., 18-17 Zhenze Rd, Xinwu District, Wuxi, China (F4), 214111
Date of event which requires filing of this statement: 09/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002162685

## Reporting persons
- Future Growth Partners Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 1,236,712; shared voting power 0; sole dispositive power 1,236,712; shared dispositive power 0; aggregate amount beneficially owned 1,236,712 (8.22% of the class)
  Comment: (1) Future Growth Partners Limited is 100% owned by Lingping Mo. Accordingly, Lingping Mo has the sole voting and dispositive power over these shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances, and Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.
  
  (2) Percentage of class is calculated based on 15,041,938 Ordinary Shares, consisting of 11,311,618 Class A Ordinary Shares and 3,730,320 Class B Ordinary Shares outstanding as of November 12, 2026, which information was provided by the Issuer to the Reporting Persons on November 12, 2026.
- Lingping Mo: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 1,236,712; shared voting power 0; sole dispositive power 1,236,712; shared dispositive power 0; aggregate amount beneficially owned 1,236,712 (8.22% of the class)
  Comment: (1) Comprised of 1,236,712 Class A Ordinary Shares and 0 Class B Ordinary Shares owned by Future Growth Partners Limited, an entity wholly owned by Lingping Mo. Therefore, Lingping Mo has the voting and dispositive control over the shares held by Future Growth Partners Limited. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances, and Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.
  
  (2) Percentage of class is calculated based on 15,041,938 Ordinary Shares, consisting of 11,311,618 Class A Ordinary Shares and 3,730,320 Class B Ordinary Shares outstanding as of November 12, 2026, which information was provided by the Issuer to the Reporting Persons on November 12, 2026.

## Item 1. Issuer
Name of issuer: LOBO TECHNOLOGIES LTD.
Address of issuer's principal executive offices: Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd, Xinwu District, Jiangsu, China, 214111

## Item 2. Person Filing
Name of person filing:
(1) Future Growth Partners Limited
(2) Lingping Mo
Address of principal business office or, if none, residence:
(1) FLAT A 20F,ZJ 300, 300 LOCKHART ROAD, WANCHAI, HONG KONG
(2) FLAT A 20F,ZJ 300, 300 LOCKHART ROAD, WANCHAI, HONG KONG
Citizenship:
(1) Hong Kong
(2) China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,236,712
Percent of class: 8.22%
Sole power to vote or to direct the vote: 1,236,712
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,236,712
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Future Growth Partners Limited: Lingping Mo, Director (11/12/2026)
- Lingping Mo: Lingping Mo, Lingping Mo (11/12/2026)